Safe Bulkers, Inc.
30-32 Avenue Karamanli
16673 Voula
Athens, Greece
November 12, 2015
Via Edgar Correspondence
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
 Attention: Melissa Raminpour, Branch Chief
Re:	Safe Bulkers, Inc. Form 20-F for the Fiscal Year Ended December 31, 2014 Filed March 10, 2015 File No. 001-34077
Dear Ms. Raminpour:
Safe Bulkers, Inc. (the "Company," "we" or "us") hereby submits its responses to comments we received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated October 20, 2015 (the "Staff Comment Letter") with respect to the filing referenced above.  Each of the Company's responses is preceded by a reproduction of the Staff's related comment in the Staff Comment Letter.
Form 20-F for the Fiscal Year Ended December 31, 2014
Operating and Financial Review and Prospects
Critical Accounting Policies
Impairment of Long-lived Assets, page 42
1.	We note your response to our prior comment 1. You state that utilizing the 10-year historical average charter rate for similar vessels for unfixed days is most appropriate due to the fact that the rate is widely used in the shipping industry, is most likely to encompass the types of charter rate cycles that your fleet will experience over its remaining expected economic life. Further you state that the 19-year average remaining life of your fleet is likely to include several high and low charter rate cycles of varying lengths. Pursuant to ASC 360-10-35-30 and SAB Topic 5.CC, estimates of future cash flows used to test the recoverability of a long-lived asset group shall incorporate the entity's own assumptions about its use of the group of assets and shall consider all available evidence. Based on the adverse factors cited in prior comment 1 and the sustained and significant decline of drybulk revenues in each reporting period since 2008, it appears a significant amount of available evidence suggests that the use of the 10-year historical rates may not be appropriate. Please provide us with further detail, such as relevant industry reports and company specific historical trends, to support your assumption. Also, please address the following:
•	Given your vessels' 19-year average remaining life, please tell us your consideration for using a longer historical average one-year charter rate (e.g., 15 or 20 years) in your impairment analysis. The passage of time since the shipping boom peak may suggest a longer cycle for the market to recover.
•	Tell us the status of future time charters and how you factored them into your impairment analysis given that the expirations of the vessel charters at the end of 2015.
Company Response:
The Company respectfully advises the Staff that we have considered the following information and analyses in evaluating our use of 10-year historical average rates to test the recoverability of our long lived assets.
The Company had 32 vessels in total as of December 31, 2014, of which 29 were Panamax, Kamsarmax and Post-Panamax class vessels.  The remaining three Capesize class vessels were long-term chartered at rates that result in recoverability within the remaining charter periods, for purposes of impairment analysis.  Accordingly, our response focuses on the Panamax, Kamsarmax and Post-Panamax class vessels.
The 10-year historical average charter rate used in our impairment analysis for our Panamax, Kamsarmax and Post-Panamax class vessels is based on the one year time charter rate for Panamax class vessels, obtained from the database of the independent shipbrokers Clarkson PLC ("Clarksons").  Because no 10-year historical average rates are available for Kamsarmax class and Post-Panamax class vessels, as explained in our previous response letter dated September 16, 2015, we use amounts determined by adjusting the Panamax class 10-year historical average rates to reflect the larger capacity of the Kamsarmax and Post-Panamax vessels.
Our evaluation of whether 10-year historical average rates are the appropriate duration for use in our impairment analysis is based on the below criteria:
1.            Shipping cycle duration;
2.            Effect of vessels' technological advances on charter rates;
3.            Impairment risk assessment; and
4.            Company-specific historical trends.

1.            Shipping cycle duration
The duration of shipping business cycles varies significantly and depends on global economic conditions prevailing during a given period. Jan Tore Klovland1 indicates that the average shipping cycle duration before World War I was 9.8 years and for the post-World War II era it is 7.2 years. Martin Stopford2 indicates that the average shipping cycle duration the last three centuries is 10.4 years, while for post-World War II era the average shipping cycle duration is 8 years. More recently Karakitsos and Varnavides3 indicate that since 1980, we had four shipping cycles with durations of 8 years (1980-1988), 7 years (1988-1995), 9 years (1995-2004) and 4 years (2004-2008), varying substantially from 50 months (4.2 years) to 106 months (8.8 years) with an average of 84 months (7 years).
Based on the available information, the Company believes that shipping cycle duration is variable, based on global economic conditions. Shipping cycles have had an average duration of about 8 years on the post-World War II era, and more specifically since 1980, there have been four shipping cycles with the longest lasting 9 years.  Presently we are in the seventh year of a shipping cycle that began in 2008.  Based on the historical information regarding shipping cycle length, summarized here, and our assessment of the prevailing market conditions and expectations as of the year ended 2014 and through our annual report filing date, the Company concluded that an appropriate average shipping cycle duration for consideration in impairment analysis should be approximately 10 years.
2.            Effect of vessels' technological advances on charter rates
Technological advances in vessel design, mainly in carrying capacity as expressed by their dead weight tonnage ("dwt"), substantially influences the earning capability of a vessel as expressed by charter rates. Additional parameters include fuel oil consumption, which may lead to more efficient vessel operation, and other hull design characteristics that may increase the number of ports in which a vessel may call due to existing port restrictions. Vessels that have increased carrying capacity, lower fuel oil consumption or can carry more cargo on the same draft, due to port draft restrictions, have greater earning capability compared to the average vessel, which is described by the various freight rate indices and charter market data provided by shipping brokers.  Because of this, average charter rate information may understate the value of technologically current vessels.
In Table 1, we summarize the one year historical average time charter rate series for the two available Panamax reference vessel sizes for the last 20 years, as obtained from the database of the independent shipbrokers Clarksons, which we use for our impairment analysis.  A separate column shows the Company's average vessel size, excluding Capesize vessels.

1  Jan Tore Klovland, "Business cycles, commodity prices and shipping freight rates: Some evidence from the pre-WWI period", pp. 4, Journal of Economic Literature - Classification: E32,N71,N73, 2002.

2  Martin Stopford, "Maritime Economics" 3rd Edition, Table 3.1 Dry Cargo freight Cycles 1741-2007, ISBN-10: 041527558X  and ISBN-13: 978-0415275583, 2009.

3  Karakitsos and Varnavides, "Maritime Economics: A Macroeconomic Approach", Ch. 9.3, Book DOI:10.1057/9781137383419 and eBook ISBNs:9781137383419 PDF, 2014.

The second column of Table 1 shows the Clarksons one year historical average time charter rate series for a 65,000 dwt reference size Panamax Class vessel ('Clarksons 65') until 2011, when such vessels became of minor importance and the series was discontinued.
The third column of Table 1 shows the Clarksons one year historical average time charter rate series for a larger 70,000 to 72,000 dwt reference size Panamax Class vessel from 2001, when the series began, through 2006; and the Clarksons series for a larger 75,000 dwt reference size Panamax Class vessel beginning in 2007 ('Clarksons 75').
The fourth column of the Table 1 refers to Safe Bulkers average vessel size, excluding Capesize class vessels, (the "SB dwt average").  This illustrates that the SB dwt average since the Company's incorporation was 29% higher on average compared to Clarksons 65, 18% higher on average compared to Clarksons 75 reference vessel until 2007 and 11% higher on average compared to Clarksons 75 reference vessel after 2007.
Table 1: One Year Time Charter Rate Panamax Class Vessel Series (Clarksons PLC)
Years	Clarksons Panamax time charter rate in U.S. Dollars/day Reference dwt size: 65,000 dwt	Clarksons Panamax time charter rate in U.S. Dollars/day Reference dwt size: 70,000-72,000 through 2006, 75,000 dwt thereafter	Safe Bulkers average vessel size excluding Cape size class vessels [dwt]
[1]	[2]	[3]	[4]
1995	13,832	Not existing
1996	9,198	Not existing
1997	9,592	Not existing
1998	6,401	Not existing
1999	6,956	Not existing
2000	9,763	Not existing
2001	7,499	8,972
2002	7,259	8,881
2003	13,077	17,254
2004	22,808	34,303
2005	18,523	26,190
2006	15,236	22,155
2007	40,926	52,317
2008	44,697	55,637	81,718
2009	10,634	18,151	82,915
2010	15,357	24,631	84,380
2011	7,929	14,746	85,094
2012	discontinued	9,706	84,273
2013	discontinued	10,099	83,615
2014	discontinued	12,035	82,972

Figure 1, attached at the end of this letter, graphically presents the Table 1 data, plus the Baltic Exchange data series rates for Panamax Class Vessels Index ("BPI").  Similar to the Clarksons series, the Baltic Exchange4 used a 70,000 dwt Panamax reference vessel for the Baltic Exchange Panamax Index ("BPI") through 2002, followed by a 74,000 dwt Panamax reference vessel from 2003 onward.On Figure 1, Clarksons 65 and Clarksons 75 are expressed in US dollar value per day and BPI is expressed as a unitless number.
Carrying capacity is a key factor in determining charter rates, as shown by comparing columns 2 and 3 in Table 1 and in Figure 1. The historical one year average time charter rate for Clarksons 65 remains 29% lower on average than for Clarksons 75 throughout all periods that both data series were available, until the Clarksons 65 data series was discontinued in 2012 (11 years after the introduction of Clarksons 75).  In addition, the SB dwt average was substantially higher than the Clarksons 65 and Clarksons 75 reference vessels rates since the Company's incorporation.
It is also noteworthy that the available Clarksons 75 series and the BPI do not reflect recently developed larger vessel classes, such as the Kamsarmax class vessels (about 82,000 dwt) that were introduced to the market in 2006, representing a substantial increase in vessels' sizes for similar trade.  Likewise, new fuel efficient eco design vessels were introduced to the market 8 years later in 2014, but are not yet represented on the Clarksons 75 or the BPI data series.  Because the widely accepted available data series do not yet reflect these technological advances, they can understate the value of vessels with more modern characteristics, particularly as older data points are included in the averaged rates used for recoverability analysis.
For comparison, the Company's oldest vessels were built in 2003 and its fleet includes larger Kamsarmax and Post-Panamax class vessels (87,000 to 96,000 dwt) built in 2006 and later, as well as eco design vessels built after 2014.  In particular, the Company's average dwt per vessel was 83,567 for the period 2008-2014.  Considering the technological advancement of the Company's vessels, the Company determined that the number of years of historical data used for impairment purposes should take into consideration the recent pace of technological advances.
Impairment tests using average charter rates for longer periods, such as 15 and 20 year averages, require combining of older data for vessels with very different reference size capacities, including data for reference vessel sizes that have been superseded by modern capacity vessels.  For example, a 20 year average would require combining data from the bold text entries in columns 2 and 3 of Table 1, including the older Clarksons 65 series, which is less representative of the earning capacity of modern vessels than the Clarksons 75 series.  Technological advances are reflected in the more recent reference charter rates and this limits the appropriateness of using data periods longer than 10 years for averaging charter rates in recoverability testing.
As further evidence of the effect of technological advances in limiting the usefulness of longer period averaged charter rates, the Baltic Exchange is expected to replace the BPI5 with a new

4  The Baltic Exchange is an independent source of maritime market information for the trading and settlement of physical and derivative contracts. Its international community of over 600 members encompasses the majority of world shipping interests and commits to a code of business conduct overseen by the Baltic Exchange.

5  "Baltic Exchange is currently working to replace the Panamax with the Kamsarmax index", http://www.lloydslist.com/ll/sector/dry-cargo/article470114.ece, Jeremy Penn, CEO of The Baltic Exchange, 2015.

vessel type Index in 2016, the Kamsarmax class Index, 13 years after its last index change in 2003.
3.            Impairment risk assessment
The Company also evaluated risks that could result from changing the assumption of a 10-year historical average rate used for recoverability testing in all past periods on the basis of prevailing market conditions.  Increasing the number of years averaged beyond the 10-year historical average rate currently used would result in maintaining the peak market effects of 2007 and 2008 for an extended period after December 31, 2017 and 2018, respectively.  That would have the effect of counteracting possible prolonged adverse market conditions that may prevail if the shipping cycle lasts longer than ten years.  As indicated in the proposed disclosure below, adopting a 15-year historical average rate as of December 31, 2014 would not result in any impairment losses.  However, adopting an averaging period longer than 10 years could result in the future in a higher threshold for recognizing impairments than may be appropriate.
4.            Company specific historical trends.
The Company evaluates its chartering performance in comparison to the Clarksons reference data series, as illustrated by Table 2.  This table compares the prevailing charter market rates reflected by the Clarksons data series and Safe Bulkers' chartering performance, expressed as Time Charter Equivalent Rates ("SB TCE").  The table demonstrates that the average charter rates used for recoverability analysis are conservative in comparison to the actual SB TCE rates.
Specifically, Table 2 shows:
•	Column 1: Years from 2005 – 2014;
•	Column 2: Clarksons 75;
•	Column 3: Clarksons one year historical average time charter rate series, for a 170,000 dwt reference size Capesize Class vessel ("Clarksons 170");
•	Column 4: Weighted average of column 2 and 3 on the basis of number of Capesize and the number of Panamax/Kamsarmax and Post-Panamax class vessels owned by the Company in each respective year, representing the prevailing charter market conditions for comparative purposes against the Company's chartering performance; and
•	Column 5: SB TCE representing company's chartering performance.

Table 2: SB TCE versus prevailing Clarksons time charter rates in U.S. Dollars/day
Years	Clarksons 75	Clarksons 170	Clarksons SB weighted	SB TCE
[1]	[2]	[3]	[4]	[5]
2005	26,190	51,181	26,190	23,713
2006	22,155	45,246	22,155	22,550
2007	52,317	106,918	52,317	42,327
2008	55,637	111,529	55,637	49,626
2009	18,151	33,276	18,151	34,208
2010	24,631	33,026	25,156	29,534
2011	14,746	17,001	14,997	27,932
2012	9,706	13,685	10,037	22,979
2013	10,099	15,760	10,503	18,297
2014	12,035	21,751	12,946	12,007
As the table shows, the 10-year average SB TCE of $28,317/day was 14% greater than the 10-year Clarksons SB weighted historical average for our fleet, of $24,809/day.
For Panamax, Kamsarmax and Post-Panamax impairment analysis, the Company used the 10-year historical average of Clarksons 75, which was $24,517/day (see column 2).  As this shows, the Company's 10 year chartering performance has been higher than the average performance in the chartering market and the charter rates used for our impairment analysis.  Taken together, this illustrates how the Company has used charter rate amounts that are tailored to the Company's specific circumstances, and that have provided conservative analyses when compared to actual results.
Conclusion
The Company has evaluated the appropriate number of years to use for determining the most appropriate historical average time charter rates for our impairment analysis, based on shipping business cycle duration, the effect of vessels' technological advances on charter rates, the risk of under-recognizing impairments if longer averaging periods are used and our specific historical trends.
Following this evaluation, we reached the following conclusions.
•	An appropriate average shipping business cycle duration for a meaningful impairment analysis should be approximately 10 years, based on our determination that: shipping cycle durations are variable and based on global economic conditions; shipping cycles have shown an average duration of approximately 8 years in the post-World War II era; since 1980, there were four shipping cycles with the longest lasting 9 years; and presently we are in the seventh year of a shipping cycle that began in 2008.
•	Technological advances are reflected in the more recent reference charter rates and this limits the appropriateness of using data periods longer than 10 years for averaging charter rates in recoverability testing.Our oldest vessels were built in 2003 and our fleet includes larger Kamsarmax and Post-Panamax class vessels (87,000 to 96,000 dwt) built in 2006 and later, as well as fuel efficient eco design vessels built after 2014.  In particular, our average dwt per vessel was 83,567 for the period 2008-2014.  Considering the technological advancement of the Company's vessels, and because carrying capacity is a key factor in determining charter rates, the Company determined that the number of years of historical data used for impairment purposes should take into consideration the recent pace of technological advances.
•	Changing our historical assumptions to adopt an averaging period longer than 10 years could result in the risk of using a higher threshold in the future for recognizing impairments than may be appropriate. This is because increasing the number of years averaged beyond the 10-year historical average rate currently used would result in maintaining the peak market effects of 2007 and 2008 for an extended period after December 31, 2017 and 2018, respectively, which counteract possible prolonged adverse market conditions that may prevail if the shipping cycle lasts longer than ten years.
•	The Company has used charter rate amounts that are tailored to the Company's specific circumstances, and that have provided conservative impairment analyses when compared to actual results.
As a result, we believe that the assumption of the 10-year historical average rate used in our impairment analysis is the most appropriate averaging period for these purposes.
Similarly, we concluded that the following alternatives were not appropriate.
•	Shorter than 10-year periods for averaging historical charter rates, such as 3-year and 5-year periods, because such shorter periods are not representative of the shipping business cycle. For example: The five year historical average rate calculated in 2008 (at the peak of the market) was $38,120/day, compared to the five year historical average rate calculated in 2014 of $14,212/day, while the 10-year historical average rate was $24,243/day for 2008 and $24,517/day for 2014. Using such shorter averaging periods would inappropriately exaggerate positive and negative short-term trends the charter market for purposes of impairment analysis, including for the reasons discussed in our prior response letter.
•	Longer than 10-year periods for averaging historical charter rates, such as 15-year and 20-year periods, because as older charter rate data refer to vessel types and sizes that are significantly different from our fleet, and within the data series that must be combined to form a longer series. Similarly, significantly older charter rate data are not comparable to the earning capacity of modern vessels because they do not reflect technological advancements, as described above.

In response to the Staff's comments, the Company plans to further expand its disclosure in future Annual Reports on Form 20-F by including discussion and a sensitivity analysis in the following form:
To assist investors in evaluating the possible impact on future results of operations if daily time charter rates do not improve from their current levels, the following table shows the effect on the Company's impairment analysis of using the 3-year, 5-year and 15-year historical average daily rates as of December 31, 2014, as opposed to the impairment analysis conducted by the Company using the twelve month budgeted rates for the first twelve months of the unchartered period, the Forward Freight Agreement ("FFA") rates6 for the second twelve months of the unchartered period and the historical 10-year average daily rates for the unchartered period thereafter until the end of the remaining useful life of the asset.
	3-Year Historical Average Daily Rates	Impairment Charge (in USD million)	5-Year Historical Average Daily Rates	Impairment Charge (in USD million)	15-Year Historical Average Daily Rates	Impairment Charge (in USD million)
Panamax Class Vessels	$10,613	$108.1	$14,212	$14.4	$21,656	$0
Kamsarmax Class Vessels	$11,250	$41.8	$15,065	$0	$22,955	$0
Post Panamax Class Vessels	$11,887	$238.9	$15,918	$63.1	$24,255	$0
Capesize Class Vessels	$17,066	-	$20,220	$0	$39,074	$0
Total		$388.8		$77.5		$0
At each year-end, the Company assesses the assumptions used for performing its impairment analysis, and considers the appropriate duration of historical average charter rates for Panamax vessels to be used.
Additionally, with respect to the future time charterers, as of December 31, 2014, 26 vessels with charter durations less than one year and 3 vessels with charter durations less than two years expire in 2015 and will be employed in the spot or period time charter market upon their expiration, at prevailing charter market conditions. There were four period time charterers contracted for durations between 10 and 20 years, three of them in our existing Capesize class vessels and one in a newbuild Panamax class vessel to be delivered in the first half of 2015.
As of June 30, 2015, 28 vessels with charter durations less than one year expire in 2015 and 3 vessels with charter durations less than two years expire in 2016 and will be employed in the spot or period time charter market upon their expiration, at prevailing charter market conditions. There were four period time charterers contracted for durations between 10 and 20 years, three of them in our Capesize class vessels and one in a newbuild Panamax class vessel.

6  Forward Freight Agreements, or FFAs, are primarily transacted on a cleared basis and will normally be based on the terms and conditions of the FFABA standard contracts as adapted by the various clearing houses. The Forward Freight Agreement Brokers Association ("FFABA") is an independent association of FFA broking Baltic Exchange members formed in 1997 and serviced by the Baltic Exchange.

The Company conducts the impairment analyses for its vessels using the following undiscounted cash flows over the remaining useful life of the vessels: the actual charter rates for the contracted charter period and, for the un-contracted remaining period, the rate budgeted by the Company for the first twelve months, the FFA rates for the second twelve months and the 10-year historical average charter rate for subsequent periods.
2.	Additionally, we note that net revenues decreased by 15% for the second quarter of June 30, 2015 compared to the same period in 2014, mainly due to a decrease in charter rates. A similar decrease in net revenues, operating income/(loss) and net income/(loss) for the six months ended June 30, 2015 was also noted, and it appears you earned a TCE rate of $8,615 for the three months ended June 30, 2015, compared to a TCE rate of $11,642 during the same period in 2014. As the trend in net revenues and TCE rates have further declined since December 31, 2014, your response should also address this subsequent period. Also, tell us if you have performed an interim test since December 31, 2014 for recoverability of your vessels due to the continued deterioration in the market and your decreased market capitalization. Please refer to ASC 360-10-35-21.
Company Response:
The Company acknowledges the Staff's comment and respectfully advises the Staff that the Company performs quarterly interim tests for the recoverability of its vessels.  The impairment tests that the Company conducted for these quarters was also sensitive to variances in time charter rates.
For the three months ended March 31, 2015, the Company performed the impairment test with the 10-year historical average charter rate assumption, which was $22,724/day for Panamax type vessels.  For Kamsarmax class and Post-Panamax class vessels, no historical 10-year average rates are available, and the Company adjusts the Panamax class historical 10-year average rate in order to reflect the larger capacity of the Kamsarmax and Post-Panamax vessels. The extrapolated rate used for the Kamsarmax class vessels for the three months ended March 31, 2015, was $24,087/day and for the Post-Panamax class vessels it was $25,451/day.  Our analysis for the quarter ended March 31, 2015 also involved sensitivity tests on the future time charter rates (which is the input that is most sensitive to variations), allowing for variances of up to 20.4% on time charter rates from the Company's base scenario.  This evaluation indicated no impairment on any of our vessels and therefore no impairment loss was recorded during the quarter ended March 31, 2015.
For the six months ended June 30, 2015, the Company performed the impairment test with the 10-year historical average charter rate assumption, which was $22,679/day for Panamax type vessels.  For Kamsarmax class and Post-Panamax class vessels, no historical 10-year average numbers are available, and the Company adjusts the Panamax class historical 10-year average rate in order to reflect the larger capacity of the Kamsarmax and Post-Panamax vessels.  The extrapolated rate used for the Kamsarmax class vessels for the six months ended June 30, 2015, was $24,040/day and for the Post-Panamax class vessels it was $25,401/day.  Our analysis for the quarter ended June 30, 2015 also involved sensitivity tests on the future time charter rates

(which is the input that is most sensitive to variations), allowing for variances of up to 20.3% on time charter rates from the Company's base scenario.  This evaluation indicated no impairment on any of our vessels and therefore no impairment loss was recorded during the quarter ended June 30, 2015.
Results of Operations
Year ended December 31, 2014 compared to year ended December 31, 2013, page 43
3.	We have reviewed your response to our prior comment 2. However, please provide an insightful discussion in MD&A behind the substantial decrease in revenues from significant customers on a year-over-year basis. In this regard, Item 5.D. of Form 20-F indicates that the discussion should include any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. It should also focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition, which would include descriptions and amounts of matters that have had an impact on reported operations and are not expected to have an impact upon future operations.
Company Response:
The Company acknowledges the Staff's comment and respectfully advises the Staff that the Company's Form 20-F discloses on page F-9 the significant declines in the percentage of the Company's charter revenues attributable to Daiichi Chuo Kisen Kaisha ("Daiichi") and Kawasaki Kisen Kaisha ("Kawasaki"), in the table reproduced below:
	December 31,
	2012	2013	2014
Daiichi Chuo Kisen Kaisha	46.48%	30.30%	-
Kawasaki Kisen Kaisha	16.39%	15.39%	-
This information is similarly described on page 25 of the Form 20-F under "Our Customers."
As explained in the Company's response to prior comment 2, the vessels previously chartered with Daiichi and Kawasaki, generally on period time charters, have been employed in the spot charter market following expiration, amendment or termination of period time charters entered into in prior years from 2007 to 2011.  The net impact of these changes is included in the comparative discussion of revenues, commissions and voyage expenses from 2012 through 2014 on pages 43, 45 and 46.
In response to the Staff's comment, the Company proposes to expand its disclosure in future Annual Reports on Form 20-F by including discussion of its results of operations, specifically revenues, under Item 5.D. of Form 20-F. Had the Company presented this information in its Annual Report on Form 20-F for the year ended December 31, 2014, the related disclosure would have been as follows:

D. Trend Information
Our TCE rate for the periods ended December 31, 2012, 2013 and 2014 was $22,979, $18,297 and $12,007 respectively, as a result of expiration or early redelivery of long period time charters, contracted at charter rates above the market in previous years with Daiichi and Kawasaki Kisen Kaisha, and our increasing exposure to prevailing weak spot market conditions. During 2012, two of our charterers, Daiichi and Kawasaki Kisen Kaisha, accounted for 62.9% of our revenues, with each one accounting for more than 10% of total revenues.  During 2013, two of our charterers, Daiichi and Kawasaki Kisen Kaisha, accounted for 45.7% of our revenues, with each one accounting for more than 10% of total revenues. During 2014, none of our charterers accounted individually for more than 10% of our total revenues.
During 2014, 20% of our revenue was derived from three vessels with long period time charters, contracted in previous years with durations 10 to 20 years, average remaining charter duration of 10.8 years and with a weighted average TCE rate of $28,979. The remaining 80% of our revenue was derived from the employment of 29 vessels under period time charters with durations up to 24 months with a TCE rate of $10,217.
As of February 24, 2015, we had a total of 33 vessels in our fleet and expected to take delivery of 3 additional newbuild vessels in 2015. As of February 24, 2015, we have contracted 28% of our expected ownership days for the remainder of 2015. Our contracted TCE rate for the remainder of 2015, calculated on the basis of all existing contracts and customary assumptions in relation to voyage expenses, as of February 24, 2015, was $14,396. Our employment profile as of February 24, 2015 (see Item 4b) included four period time charterer contracts contracted in previous years with durations 10 to 20 years, with an average expected remaining charter duration of 10.5 years and with an expected TCE rate for the remaining part of 2015 of $25,595, and 27 period time charters with an average expected remaining charter duration of 2 months, and an expected TCE rate of $6,967. Vessels whose charters expire or early redelivered, or terminated within 2015 will be chartered at prevailing charter market conditions, which may substantially influence our revenues, the valuation of our vessels, our results of operations and our dividend distributions.
As of February 24, 2015 we have not received any notice of early redelivery or termination for any of our charters.
*        *         *
We hope the foregoing answers are responsive to your comments.  If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at +30 2 111 888 400 or Richard M. Brand by telephone at (212) 504-5757.

Sincerely,
/s/ Konstantino Adamopoulos
Konstantinos Adamopoulos
Chief Financial Officer and Director

cc:  Richard M. Brand, Cadwalader, Wickersham & Taft LLP

Figure 1: Shipping Industry Indices

Clarksons 1-Year Timecharter Rate Panamax Class Vessels initiated in 2001 and used as basis a 70,000-72,000 through 2006 and a 75,000 dwt thereafter
Clarkons 1-Year Timecharter Rate Panamax Class 65,000 dwt discontinued in 2012
Expected Initiation of Kamsarmax class Index in Baltic Exchange in 2016
Introduction of Eco-ships in 2014
60,000
50,000
40,000
30,000
20,000
10,000
0
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
BPI until 12/24/2002 basis a Baltic Panamax 70,000 dwt
BPI since 1/5/2003 basis a Baltic Panamax 74,000 dwt
Introduction of Kamsarmax ships in 2006
81,718*
82,915*
84,380*
85,094*
84,273*
83,615*
82,972*
BPI
Clarksons 65'
Clarksons 75'
*Average dwt size / year of SB Vessel excluding Capes